UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

AZENTA, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	0‑25434	04‑3040660
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Summit Drive, 6th Floor, Burlington, MA	01803
(Address of Principal Executive Offices)	(Zip Code)

Ephraim Starr	(888) 229-3682
Name and telephone number, including area code, of the person to contact in connection with this report.

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Azenta, Inc. for calendar year 2024 is filed as Exhibit 1.01 to this Form SD and is publicly available on Azenta, Inc.’s website at https://investors.azenta.com/corporate-governance.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following Exhibit is filed as a part of this report:

Exhibit 1.01	Conflict Minerals Report for the year ended December 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AZENTA, INC.

/s/ Ephraim Starr
Ephraim Starr	Date: May 30, 2025
Senior Vice President, General Counsel and Secretary